Securities and Exchange Commission
                           Washington, D.C.  20549

                               _______________

                                 Form 10-SB/A

                               Amendment No. 2
                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                         GLOBALWISE INVESTMENTS, INC.
                     (Name of registrant in its charter)


       Nevada                                            870613716
(State of incorporation)                 (I.R.S. Employer Identification No.)

                        525 South 300 East, Suite 201
                          Salt Lake City, Utah 84111
                                (801) 323-2395
        (Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business...........................................3
Item 2: Management's Discussion and Analysis or Plan of Operation.........7
Item 3: Description of Property...........................................8
Item 4: Security Ownership of Certain Beneficial Owners and Management....8
Item 5: Directors, Executive Officers, Promoters and Control Persons......9
Item 6: Executive Compensation............................................9
Item 7: Certain Relationships and Related Transactions....................9
Item 8: Description of Securities.........................................10

                                   PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters....10
Item 2: Legal Proceedings.................................................10
Item 3: Changes in and Disagreements with Accountants.....................11
Item 4: Recent Sales of Unregistered Securities...........................11
Item 5: Indemnification of Directors and Officers.........................12

                                   PART F/S

Index to Financial Statements.............................................12

                                   PART III

Item 1: Index to and Description of Exhibits..............................13

                          FORWARD LOOKING STATEMENTS

      In this registration statement references to "Globalwise," "we," "us," and "our" refer to Globalwise Investments, Inc.

      This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Globalwise's control. These factors include but are not limited to economic conditions generally and in the industries in which Globalwise may participate; competition within Globalwise's chosen industry, including competition from much larger competitors; technological advances and failure by Globalwise to successfully develop business relationships.

                       ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     Globalwise Investments, Inc. was incorporated in the state of Utah on October 3, 1997 to engage in the confectionary vending machine business. In March 2000 we agreed to sell all of our assets and liabilities for 150,000 shares of our outstanding stock. (See, "Certain Relationships and Related Transactions," below for further details.) On July 12, 2000, Globalwise Investments, Inc. was incorporated in the state of Nevada and on July 21, 2000 Globalwise Utah merged with Globalwise Nevada for the sole purpose of changing our domicile from the state of Utah to the state of Nevada.

Our Plan

      We are a "blank check" company and have had recurring operating losses for the past two fiscal years. Our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing to continue operations.

      Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any preliminary or definitive agreements or understandings with any person concerning an acquisition or merger.

       We have voluntarily filed this registration statement to become a reporting company. Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like ours, without many assets or liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public". However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of Globalwise. In addition, these reporting obligations involve considerable time, energy and professional
fees. (See, "Reports to Security Holders," below.)   We will incur expenses
due to the legal and accounting services required to prepare such reports and the costs of filing such reports with the Securities and Exchange Commission ("SEC"). Also, our management must expend time and effort to assist in the preparation and review of such reports. In the event we acquire a business opportunity we may incur additional expenses related to proxy or information statements we must provide to our stockholders which disclose that company's business operations, management and financial condition. In addition,

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

the acquired or merged company will be subject to these same reporting obligations.

      Our search for a business opportunity will not be limited to any particular geographical area or industry, including both U.S. and international companies. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

      The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our stockholders. Should a merger or acquisition prove unsuccessful, it is possible management may decide not to pursue further acquisition activities and management may abandon its activities and we may become dormant or be dissolved.

      Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholders.

      It is possible that the range of business opportunities that might be available for consideration by us could be limited by impact of the SEC regulations regarding purchase and sale of "penny stock." Our common stock is not publicly traded at this time and we cannot assure that a market will develop or that a stockholder ever will be able to liquidate his investments without considerable delay, if at all. If a market develops, our shares will likely be subject to the rules of the Penny Stock Suitability Reform Act of 1990. The liquidity of penny stock is affected by specific disclosure procedures required by this Act to be followed by all broker-dealers, including but not limited to, determining the suitability of the stock for a particular customer, and obtaining a written agreement from the customer to purchase the stock. This rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell our securities in any market.

Investigation and Selection of Business Opportunities

      We anticipate that business opportunities will come to our attention from various sources, including our officers and directors, our stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, investment banking firms, venture capitalists, members of the financial community and others who may present unsolicited proposals. Management expects that prior personal and business relationships, and specifically, our relationship with Mutual Ventures Corporation, an investment banking firm, may lead to contacts with these various sources.

      Our management will analyze the business opportunities, however, none of our management are professional business analysts. (See, Item 5: "Directors and Executive Officers.") Our management has had limited experience with mergers and acquisitions of business opportunities and has not been involved with an initial public offering. Don Mayer, our President, has been involved with one prior merger as president of Millennium Plastics Corporation, a blank check company. The merger was structured as a stock-for-stock exchange between Millennium Plastics and Graduated Plastics Corporation, a plastics company, and was completed in December of 1999. Pursuant to the terms of the merger agreement, Mr. Mayer resigned as president of Millennium Plastics upon consummation of the merger.

      Management may rely on promoters or their affiliates, principal stockholders or associates to assist in the investigation and selection of business opportunities. It is likely we will issue shares to these individuals in consideration for their services in the investigation of business opportunities. Our management may also hire an outside consultant. It is likely we will hire consultants or advisors with whom our management has established prior relationships. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash. In addition, there is a possibility that the amount of consultant fees may become a factor in negotiations related to a business opportunity.

      Certain conflicts of interest exist or may develop between Globalwise and our officers and directors. Our management has other business interests to which they currently devote attention, which include their primary employment and management of other blank check reporting companies. They may be expected to continue to devote their attention to these other business interests although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgement in a manner which is consistent with their fiduciary duties to us. In particular, our officers and directors are directors of other blank check companies with a structure and a business plan which is identical to ours and, they may, in the future, be involved with other blank check companies. In the process of negotiations for an acquisition or merger or determination of consulting fees related to investigation of a business opportunity, our principal stockholders and management may consider their own personal pecuniary benefit or the interests of other blank check companies they are affiliated with rather than the best interests of Globalwise's other stockholders.

      We presently do not foresee entering into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. We may acquire or merge with companies of which our management's affiliates or associates have a direct or indirect ownership interest. If we determine in the future that a transaction with an affiliate would be in our best interest we are permitted by Nevada law to enter into such a transaction if:

      (1) The material facts regarding the relationship or interest of the affiliate in the contract or transaction are disclosed or are known to the Board of Directors. The board authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

      (2) The material facts regarding the relationship or interest of the affiliate in the contract transaction are disclosed or are known to the stockholders entitled to vote on the transaction, and the contract or transaction is specifically approved by vote of the stockholders; or

      (3) The contract or transaction is fair to us at the time it is authorized, approved or ratified by the Board of Directors or the stockholders.

      A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of the business opportunity's new products or marketing concept, the merit of its technological changes, the perceived benefit that it will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

      In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

      (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

      (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

      (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

      (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

      (5)   The extent to which the business opportunity can be advanced;

      (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

      (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

      (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

      (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

      No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

      We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such method may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other forms of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

      We likely will acquire our participation in a business opportunity through the issuance of common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that issuance of additional shares might also may be done simultaneously with a sale or transfer of shares representing a controlling interest by current principal stockholders.

Competition

      We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blank check" companies, many of which may have more funds available.

Employees

      We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

      Globalwise has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are required to comply with the reporting requirements of the Exchange Act. We are required to file annual, quarterly and other reports with the SEC. We are also subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

      Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


      ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

      We have no assets and have experienced losses from inception. For the nine month period ended September 30, 2000, we had no cash on hand and total current liabilities of $1,345. In June 2000 our management exchanged all of the assets and liabilities of our vending machine business for 150,000 shares of our outstanding stock.

      Since inception, we have primarily financed our operations through the sale of our common stock. In November 1997 we issued 300,000 post-split common shares to purchase vending machines and equipment valued at
approximately $19,100.   From January through March 1999 we raised $65,000
through a private placement of 652,000 post-split common stock to commence our vending machine operations. In July 2000 we issued 28,000 common shares for investment banking services and costs advanced on our behalf valued at $15,000. Management anticipates future private placements of our common shares, however, we presently are not conducting any offering.

      We have no commitments for capital expenditures for the next twelve months. During the next twelve

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

months we believe that our current cash needs can be met by loans from our directors, officers and stockholders based on understandings we have with these individuals. We anticipate that Mutual Ventures will continue to provide investment banking services and advance costs on our behalf. We may repay these loans, costs of services and advancements with cash, if available, or we may convert them into common stock.

      Our management intends to actively seek business opportunities during the next twelve months and if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.


                      ITEM 3: DESCRIPTION OF PROPERTIES

      We do not currently own or lease any property. We utilize office space in the office of a stockholder at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


              ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of our outstanding common stock by our management and each person or group known by us to own beneficially more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 850,000 shares of common stock outstanding as of November 28, 2000.


                          CERTAIN BENEFICIAL OWNERS

                                           Common Stock Beneficially Owned
                                      ----------------------------------------
Name and Address of                   Number of Shares of
Beneficial Owners                     Common Stock         Percentage of Class
---------------------------           ------------------   -------------------
Aaron Nelson                              50,000 (1)                  5.9%
5710 E. Tropicana #2023
Las Vegas, Nevada 89122

Brent Nelson                             150,000                     17.6%
1238 Thames Ct.
Salt Lake City, Utah 84123

      (1) Includes 25,000 shares held by spouse.

                                  MANAGEMENT

                                          Common Stock Beneficially Owned
                                          -------------------------------
Name and Address of                 Number of Shares of
Beneficial Owners                   Common Stock          Percentage of Class
--------------------------          -------------------   -------------------
Don Mayer                              17,500                 2.0%

6360 South 3000 East #205
Salt Lake City, Utah 84121

Anita Patterson                        10,000                 1.2%
525 South 300 East, Suite 201
Salt Lake City, Utah 84111

Directors and officers as a group      27,500                 3.2%


                   ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

      Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.
                                                              Director or
Name                 Age     Position Held                    Officer Since
-----------------     --     --------------                   -------------
Don Mayer            60      President, Director              July 11, 2000
Anita Patterson      33      Secretary/Treasurer, Director    June 27, 2000

      Donald R. Mayer. Mr. Mayer has been the President and a director of Universal Business Insurance for the past ten years. He has worked in the insurance industry for over 17 years, specializing in the motel/hotel industry. He is a director of WorldNet, Inc. of Nevada, a blank check reporting company. He graduated from the University of Utah, located in Salt Lake City, Utah, with a B.A in accounting in 1971.

      Anita Patterson. From 1996 to the present Ms. Patterson has worked as a paralegal specializing in corporate law for Mutual Ventures Corporation. In 1994 she received an Associate of Arts degree in the paralegal program from Phillips Junior College. She attended Weber State University during 1986 and 1987. She is a director of Earth Products Technologies, Inc., Skinovation Pharmaceutical, Inc. and Wings & Things, Inc., which are blank check reporting companies.


                        ITEM 6: EXECUTIVE COMPENSATION

      None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights in excess of $100,000 from us during the past three fiscal years. Neither our chief executive officer or any person acting in that capacity, nor any officer or director received compensation during our most recent fiscal year. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

      We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On March 3, 2000, our management determined that it was in the best interests of Globalwise to sell the

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assets and liabilities of our vending machine business and we formalized an agreement to sell the assets and liabilities to Brent Nelson, our then President and Director. In June 2000 Mr. Nelson exchanged 150,000 shares of Globalwise common stock held by him to purchase these assets and liabilities. The shares were valued at $62,306 based upon the value of our total current assets, which included equipment and inventory, less our total current liabilities as of March 2000 date. This transaction was negotiated between related parties without "arms length" bargaining and as a result the terms of this transaction may be different than transactions between unrelated parties. In July 2000, Mr. Nelson resigned as President and Director to pursue other
interests.   We subsequently canceled and returned the 150,000 shares to our treasury.

      On July 13, 2000, an aggregate of 20,000 shares were issued to our directors and officers in consideration for their services performed and to be performed in those positions. 10,000 shares valued at approximately $2,500 were issued to Don Mayer and 10,000 shares valued at approximately $2,500 were issued to Anita Patterson. This transaction was negotiated between related parties without "arms length" bargaining and as a result the terms of this transaction may be different than transactions between unrelated parties. Currently, these officers and directors do not actively oversee any business operations. However, they have expended time and effort for corporate matters, such as, completion of the change of domicile merger, the gathering of information and oversight of preparation of our financial statements and this registration statement, as well as continued informal efforts to locate a business opportunity.


                       ITEM 8: DESCRIPTION OF SECURITIES


Common Stock

      We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 850,000 were issued and outstanding as of November 28, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. On June 3, 1999 we authorized a 50-to-1 forward stock split. The discussions in this document reflect post-split shares.


                                   PART II

                    ITEM 1: MARKET PRICE FOR COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

      We have had no market activity in our stock as of this filing. As of November 28, 2000 we have approximately 42 stockholders of record holding 850,000 common shares. 652,000 shares are free trading and 198,000 shares are restricted stock as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.


                          ITEM 2: LEGAL PROCEEDINGS

      We are not a party to any proceedings or threatened proceedings as of the date of this filing.

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

            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      On June 30, 2000, Chisholm & Associates replaced our former independent auditor, Andersen Andersen & Strong LC. Our Board of Directors participated in and approved the decision to change independent accountants. Andersen Andersen & Strong audited our financial statements for the years ended December 31, 1999 and 1998 and their report on such financials, dated February 10, 2000, did not contain an adverse opinion, disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Andersen Andersen & Strong on any matter regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two fiscal years or any subsequent interim period preceding the date of their dismissal.

      Neither we, nor someone on our behalf, consulted with Chisholm & Associates prior to its engagement regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on our financial statements. Nor was a written report or oral advice provided to us that Chisholm & Associates considered was an important factor we relied on in reaching decisions about accounting, auditing or financial reporting issues.

      In January of 2000 Andersen Andersen & Strong replaced our former independent auditor Crouch, Bierwolf and Chisholm. Our Board of Directors participated in and approved the decision to change independent accountants. Crouch, Bierwolf and Chisholm had audited our financials statements for the nine months ended September 30, 1998 and December 31, 1997. Crouch, Bierwolf and Chisholm's report on such financials, dated October 20, 1998, did not contain an adverse opinion, disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Crouch, Bierwolf and Chisholm on any matter regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two fiscal years or any subsequent interim period preceding the date of their dismissal.

      Neither we, nor someone on our behalf, consulted with Andersen Andersen & Strong prior to its engagement regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on our financial statements. Nor was a written report or oral advice provided to us that Andersen Andersen & Strong considered was an important factor we relied on in reaching decisions about accounting, auditing or financial reporting issues.


               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by Globalwise within the past three years without registration:

      On November 13, 1997 at the organizational meeting, we issued 300,000 (6,000 pre-split) shares, valued at approximately $19,100 to Brent Nelson, our then President and Director for equipment. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Mr. Nelson had access to the same kind of information as would be available in a registration statement regarding Globalwise and Globalwise reasonably believed he possessed sufficient sophistication to evaluate the information provided.

       Beginning in January 1999 and ending in late March 1999, we offered a minimum of 12,400 shares up to a maximum of 15,000 shares for cash at $5 per share in a private offering pursuant to Regulation D Rule 504. We sold 652,000 (13,040 pre-split) shares to 40 purchasers for $65,000. We relied on an exemption from the registration requirements of the Securities Act of 1933 by reasons of Section 3(b) and Regulation D as a Rule 504 limited offering. Such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Rule 504(b)(2) for the twelve months prior to and during the offering. Each purchaser was provided the same kind of information as would be available in a registration statement regarding Globalwise and Globalwise reasonably believed each purchaser possessed sufficient sophistication to evaluate the information provided.

      On July 13, 2000 an aggregate of 20,000 shares valued at approximately $5,000 were issued. 10,000 shares were issued to Don Mayer and 10,000 shares were issued to Anita Patterson in consideration for services as our directors and officers. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Mr. Mayer and Ms. Patterson had access to the same kind of information as would be available in a registration statement regarding Globalwise and Globalwise reasonably believed they possessed sufficient sophistication to evaluate the information provided.

      On July 18, 2000, we issued 28,000 shares valued at $15,000 to Mutual Ventures Corporation for investment banking services and costs advanced on our behalf. The issuance of such shares was exempt from registration under the Securities Act by reason of Section 4(2) as a private transaction not involving a public distribution. We relied on an exemption from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Mutual Ventures Corporation was provided the same kind of information as would be available in a registration statement regarding Globalwise and Globalwise reasonably believed it possessed sufficient sophistication to evaluate the information provided.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 we may indemnify any person who is our director, officer, employee or agent and may establish criteria for authorization of discretionary indemnification. Our Articles of Incorporation and bylaws provide for the indemnification of present and former directors, officers and employees. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. We will reimburse such individual against all legal and other expenses incurred in an action or proceeding brought because such individual is our director, officer or employee. We will not indemnify an individual adjudged liable to us due to negligence or wilful misconduct.

                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS



                         Globalwise Investments, Inc.

                             Financial Statements

                       September 30, 2000 (unaudited),

                     June 30, 2000 and December 31, 1999


                               C O N T E N T S


Independent Auditors' Report............................................  3

Balance Sheets..........................................................  4

Statements of Operations................................................  5

Statements of Stockholders' Equity....................................... 6

Statements of Cash Flows................................................  8

Notes to the Financial Statements.......................................  9

                            CHISHOLM & ASSOCIATES
                         Certified Public Accountants
                               P.O. Box 540216
                       North Salt Lake, Utah 84054-0216
                            Office (801) 292-8756
                              Fax (801) 292-8809
______________________________________________________________________________

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Globalwise Investments, Inc.

We have audited the accompanying balance sheet of Globalwise Investments, Inc. (a development stage company) as of June 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Globalwise Investments, Inc. for the years ended December 31, 1999 and 1998 and from inception on October 3, 1997 through December 31, 1999 were audited by other auditors whose report dated February 10, 2000 expressed an unqualified opinion

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalwise Investments, Inc. (a development stage company) as of June 30, 2000 and December 31, 1999 and the results of its operations and cash flows for the six months ended June 30, 2000, for the years ended December 31, 1999, 1998 and from inception on October 3, 1997 through June 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Chisholm & Associates

Salt Lake City, Utah
June 30, 2000

                         Globalwise Investments, Inc.
                         (A Development Stage Company)
                                Balance Sheets


                                    ASSETS


                                       September 30,   June 30,   December 31,
                                            2000         2000        1999
                                       ------------- ------------ ------------
                                        (Unaudited)
Cash(Note 1)                           $          -  $         -  $     1,531
Inventory (Note 1)                                -            -       21,744
                                       ------------- ------------ ------------
  Total Current Assets                            -            -       23,275
                                       ------------- ------------ ------------

Equipment, net (Note 1)                $          -  $         -  $    39,630
                                       ------------- ------------ ------------

    TOTAL ASSETS                       $          -  $         -  $    62,905
                                       ============= ============ ============


                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                              1,345        1,345           -
Accounts payable - related party                  -            -         599
                                       ------------- ------------ ------------
  Total Liabilities                           1,345        1,345         599
                                       ------------- ------------ ------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value;
  50,000,000 shares authorized;
  850,000, 802,000 and 952,000
  shares issued and outstanding,
  respectively                                  850          802          952

Additional Paid in Capital                   47,494       27,542       89,698

Deficit Accumulated during the
  development stage                         (49,689)     (29,689)     (28,344)
                                       ------------- ------------ ------------

  Total Stockholders' Equity                 (1,345)      (1,345)      62,306
                                       ------------- ------------ ------------
  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                              $          -  $         -  $    62,905
                                       ============= ============ ============


  The accompanying notes are an integral part of these financial statements.

                         Globalwise Investments, Inc.
                         (A Development Stage Company)
                           Statements of Operations

                                                                                             From
                                       For the        For the                            Inception on
                                      Nine Months    Six Months   For the Years Ended       October 3,
                                        Ended          Ended          December 31,          1997 to
                                      September 30,   June 30,  ------------------------- September 30,
                                         2000          2000       1999           1998         2000
                                      ------------ ------------ ------------ ------------ ------------
                                        (Unaudited)                                        (Unaudited)
REVENUES                              $         -  $         -  $         -  $         -  $         -
                                      ------------ ------------ ------------ ------------ ------------
EXPENSES

  General & Administrative                 21,345        1,345       27,794          550       49,689
                                      ------------ ------------ ------------ ------------ ------------

    TOTAL EXPENSES                         21,345        1,345       27,794          550       49,689
                                      ------------ ------------ ------------ ------------ ------------

NET INCOME (LOSS)                     $   (21,345) $    (1,345) $   (27,794) $      (550) $   (49,689)
                                      ============ ============ ============ ============ ============

LOSS PER SHARE                        $      (.03) $         -  $     (0.04) $         -  $     (0.09)
                                      ============ ============ ============ ============ ============

WEIGHTED AVERAGE SHARES OUTSTANDING       849,500      852,000      625,000      300,000      524,587
                                      ============ ============ ============ ============ ============


  The accompanying notes are an integral part of these financial statements.

                                     -5-

                         Globalwise Investments, Inc.
                        (A Development Stage Company)
                      Statements of Stockholders' Equity
         From Inception on October 3, 1997 through September 30, 2000


                                                                           Deficit
                                                                           Accumulated
                                                             Additional    During the
                                          Common Stock       Paid-in       Development
                                      Shares         Amount  Capital       Stage
                                  ------------- ------------ ------------- -------------
Balance, October 3, 1997                     -  $         -  $          -  $          -

Issuance of shares for equipment
  at $0.064 per share                  300,000          300        18,800             -

Net (loss) for the year
  ended December 31, 1997                    -            -             -             -
                                  ------------- ------------ ------------- -------------

Balance - December 31, 1997            300,000          300        18,800             -

Capital Contributions                        -            -           550             -

Net (loss) for the year
  ended December 31, 1998                    -            -             -          (550)
                                  ------------- ------------ ------------- -------------

Balance - December 31, 1998            300,000          300        19,350          (550)

Issuance of shares for cash at
 $0.0996 per share                     652,000          652        64,348             -

Capital Contributions                        -            -         6,000             -

Net (loss) for the year
  ended December 31, 1999                    -            -             -       (27,794)
                                  ------------- ------------ ------------- -------------

Balance - December 31, 1999            952,000          952        89,698       (28,344)

Cancellation of shares in
  connection with spin-off of
  Assets and Liabilities of
  the Company                         (150,000)        (150)      (62,156)            -

Issuance for services at $.25
  per share                             20,000           20         4,980             -

Issuance for services at $.536
   per share                            28,000           28        14,972             -

Net (loss) for the nine months
  ended September 30, 2000                   -            -             -       (21,345)
                                  ------------- ------------ ------------- -------------

Balance - September 30, 2000           850,000  $       802  $     47,494  $    (49,689)
                                  ============= ============ ============= =============

  The accompanying notes are an integral part of these financial statements.

                                     -6-

                         Globalwise Investments, Inc.
                         (A Development Stage Company)
                           Statements of Cash Flows
                                                                                             From
                                        For the       For the                            Inception on
                                      nine months    six months   For the years ended      October 3,
                                         ended         ended          December 31,        1997 Through
                                      September 30,   June 30,  ------------------------- September 30,
                                         2000          2000       1999           1998         2000
                                      ------------ ------------ ------------ ------------ ------------
                                       (Unaudited)                                        (Unaudited)
Cash Flows From Operating Activities

  Net loss                            $   (21,345) $    (1,345) $   (27,794) $      (550) $   (49,689)
  Less non-cash items:
  Stock issued for services                20,000            -            -            -       20,000
  Capital contributions-expenses                -            -        6,000          550        6,550
  (Increase) decrease in inventory              -            -      (21,744)           -      (21,744)
  Increase (decrease) in
    accounts payable                        1,345        1,345          599            -        1,944
                                      ------------ ------------ ------------ ------------ ------------
     Net Cash Provided (Used) by
      Operating Activities                      -            -      (42,939)           -      (42,939)
                                      ------------ ------------ ------------ ------------ ------------
Cash Flows from Investing Activities
  Purchase of equipment                         -            -      (20,530)           -      (20,530)
  Loss of cash in spin-off                 (1,531)      (1,531)           -            -       (1,531)
                                      ------------ ------------ ------------ ------------ ------------
     Net Cash Provided (Used) by
      Investing Activities                 (1,531)      (1,531)     (20,530)           -      (22,061)
                                      ------------ ------------ ------------ ------------ ------------
Cash Flows from Financing Activities
  Proceeds from stock issuance                  -            -       65,000            -       65,000
                                      ------------ ------------ ------------ ------------ ------------
     Net Cash Provided (Used) by
      Financing Activities                      -            -       65,000            -       65,000
                                      ------------ ------------ ------------ ------------ ------------

     Increase (Decrease) in Cash           (1,531)      (1,531)       1,531            -            -
                                      ------------ ------------ ------------ ------------ ------------
Cash and Cash Equivalents at
 Beginning of Period                        1,531        1,531            -            -            -
                                      ------------ ------------ ------------ ------------ ------------
Cash and Cash Equivalents at
 End of Period                        $         -  $         -  $     1,531  $         -  $         -
                                      ============ ============ ============ ============ ============

Supplemental Non-Cash
 Financing Transactions:

   Stock issued for services          $    20,000  $         -  $         -  $         -  $    20,000

Cash paid for:
  Interest                            $         -  $         -  $         -  $         -  $         -
  Income taxes                        $         -  $         -  $         -  $         -  $         -


  The accompanying notes are an integral part of these financial statements.

                                     -7-

                   Globalwise Investments, Inc.
                   (A Development Stage Company)
                Notes to the Financial Statements
               June 30, 2000 and December 31, 1999

NOTE 1 - Summary Of Significant Accounting Policies

a.  Organization

    Globalwise Investments, Inc. (the Company) was organized under the laws of the state of Utah on October 3, 1997. The Company was organized for the purpose of engaging in the confectionary vending machine business.

b.  Recognition of Revenue

    The Company recognizes income and expense on the accrual basis of accounting.

c.  Earnings (Loss) Per Share

    The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

d.  Cash and Cash Equivalents

    The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

e.  Provision for Income Taxes

    No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $29,700 that will be offset against future taxable income. These NOL carryforwards will begin to expire in the year 2019. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

                   Globalwise Investments, Inc.
                   (A Development Stage Company)
                Notes to the Financial Statements
               June 30, 2000 and December 31, 1999

NOTE 1 - Summary Of Significant Accounting Policies (continued)


     Deferred tax asset and the valuation account is as follows at June 30, 2000 and, December 31, 1999:

                                               June 30,     December 31,
                                                 2000          1999
                                              ------------ -------------
     Deferred tax asset:
        NOL carryforward                      $    10,000  $      9,600
        Valuation allowance                       (10,000)       (9,600)
                                              ------------ -------------
                                              $         -  $          -
                                              ============ =============
f.  Inventory

    The inventory presented at December 31, 1999 consists of confectionary items for sale, contained in the vending machines outlined below.

g.  Equipment

    The equipment consists of confectionary vending machines located in several locations within Salt Lake County, Utah. The machines were put into service during January 2000 and were to be depreciated over seven years using the straight line method. However, the Company exchanged the equipment for common stock (see Note 3) and has no equipment at June 30, 2000.

h.  Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

    The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

                   Globalwise Investments, Inc.
                   (A Development Stage Company)
                Notes to the Financial Statements
               June 30, 2000 and December 31, 1999


NOTE 3 - Spin-off

     In March 2000, the Company exchanged all of its assets and liabilities for 150,000 shares of its previously issued common stock. The shares were subsequently canceled.

NOTE 4 - Development Stage Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

NOTE 5 - Stock Split

     In June 1999, the Company completed a forward stock split of 50 shares for each outstanding share. This report has been prepared showing after stock split shares from inception.

NOTE 6 - Stockholders' Equity

     In July 2000, the Company issued 20,000 shares of common stock for services valued at $5,000.

     In July 2000, the Company issued 28,000 shares of common stock for services valued at $15,000.

NOTE 7 - Unaudited Information

     Globalwise Investments, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the nine months ended September 30, 2000. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the nine months ended September 30, 2000, and are of a normal, recurring nature. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                             PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number   Description
-------  -----------
3.1      Articles of Incorporation, dated July 12, 2000 (filed October 2,2000)

3.2      Articles of Merger, dated July 21, 2000 (filed October 2, 2000)

3.3      Bylaws of Globalwise (filed October 2, 2000)

16.1 Letter of agreement from Andersen, Andersen & Strong LC, dated December 13, 2000

16.2     Letter of agreement from Crouch, Bierwolf & Chisholm, dated December
         11, 2000

27       Financial Data Schedule


                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


        12/14/00
Date_________________________            Globalwise Investments, Inc.


                                         /s/ Don Mayer
                                  By: _______________________________
                                         Don Mayer, President